UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

[X]  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ]  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2018

ASI Aviation, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, Virginia 20190-5667

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to ASI Aviation, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. The following factors, among others, may affect our forward-looking statements:

●	our ability to develop our aircraft, aircraft engine and spare parts sales and leasing operation, as well as our aviation consulting services;

●	our ability to pursue international opportunities and comply with local and international regulations;

●	our ability to manage a rapidly growing company;

●	the number of aircrafts in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our future commercial airline partners;

●	the economic environment and other trends that affect both business and leisure travel;

●	the continued demand for aircraft spare parts and leasing operations;

●	our ability to obtain required aviation and other licenses and approvals necessary for our operations; and

●	our ability to enter into agreements to acquire aviation related assets such as spare parts inventories, or synergistic businesses operating in the aviation industry; and

●	changes in laws, regulations and interpretations affecting aviation.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement (the “Offering Statement”) on Form 1-A, as amended and supplemented to date (File no. 024-10786), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

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The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information. Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product offerings; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the ability to acquire and keep significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission (the “SEC”).

Although the forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report, in the Offering Statement and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Overview

Business Overview

The Company was incorporated under the laws of the State of Nevada on December 29, 2015. We are a developmental stage company principally involved in the business of developing our aircraft, aircraft engines and aircraft spare parts leasing and sales operations, and aviation consultancy services. The Company will also be exploring potential acquisitions of aviation related assets such as spare parts inventories or synergistic businesses in the aviation industry and international opportunities. We do not, however, have any potential asset or business acquisitions identified at this time.

In order to generate working capital to fund our core business, we historically provided IT business development consulting services on a contractual basis to private companies operating in the federal government sector. To date, we have provided these services to one such company.

Plan of Operation

We believe our cash balance as reported in our financial statements is not sufficient to fund our growth plan for any period of time. In order to fully implement our plan of operations for the next 12-month period, we will need to raise a significant amount of funds in the offering. The discussion below is based on the assumption that we will be able to raise the $5 million maximum amount in the offering. After the next 12-month period we may need to raise additional financing. We do not currently have any arrangements for such additional financing.

We have generated minimal revenues to date and, although we expect to begin generating recurring revenues during the next 12-months and to raise significant capital in the offering, there can be no assurances that we will be successful in these endeavors. This means that there is substantial doubt that we can continue as a going concern for the next 12-months unless we obtain additional capital to execute our plan of operations. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern.

During the next 12 months, we expect to engage in the following business development activities:

●	Leasing, Sales and Support - We plan to offer aircraft, aircraft engines and aircraft spare parts leasing and sales, and related support functions, and to represent various parties as brokers, providing search and procurement services with respect to various types of commercial aircraft.

●	Aviation Consultancy - We plan to provide consulting services to domestic, commercial vendors and governments including airline market analysis, selection of airline management teams, airline financial projections, selection of aircraft, aircraft purchase or leasing recommendations, and preparation and processing US government procurement solicitations.

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●	On-Site Maintenance and Operational Support - We plan to provide recommendations in the hiring and training of personnel needed to support aircraft maintenance operations and spare parts inventory, maintenance of aircraft records, and flight crew hiring and training.

●	Aircraft Charter and Ferry Services – We plan to arrange for passenger air transportation with existing certificated air carrier(s) with aircraft charter services provided on an hourly, monthly or yearly basis, and to arrange for flight crews for the movement of aircraft from point of origin to final destination, for governments, and domestic, commercial vendors.

●	IT Business Development Consulting Services – We intend to continue to offer IT Business Development, Messaging and Capture Management services on a contractual basis to private companies operating in the federal government sector.

Assuming we are successful in raising at least $500,000 in the offering, although there can be no assurances that we will do so, we plan to take the following steps to develop our core aviation business: (1) Finalize our selection of initial spare parts inventories/engines/aircraft for inspection, audit, appraisals, negotiations and purchase; (2) Advertise for the hiring of qualified personnel for key positions within the Company; (3) Select and build out office and spare parts facilities, including warehousing space, and acquire furnishings and equipment for daily operations; (4) Begin purchasing and receiving spare parts inventories and engines at the warehousing facilities; (5) Move acquired aircraft to designated areas in our facility where engines and all parts will be removed and shipped for repairs and overhaul, prepared and inventoried for future sales; (6) Begin marketing the spare parts and engines that we have acquired for sales and leasing to various participants in the aviation industry; (7) Begin the brokerage of aircraft for sales and/or leasing to commercial and government aviation operators; and (8) Begin paying our executives compensation as designated elsewhere in this offering circular.

More Specifically, we plan to reach the following milestones during the initial 12 months following a successful closing of this offering:

Milestone	Time Frame for Reaching Milestone	Estimated Expense (assuming the $5,000,000 maximum amount is raised in this offering)
Acquisition of Facilities - Corporate Offices and Warehousing: ● Corporate Offices Lease ● Corporate Office Security Deposit ● Warehouse Facility Lease ● Warehouse Facility Security Deposit ● Insurance Liability/damage ● Utilities Electric/security monitoring ● Furnishings and Equipment	Four (4) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$362,500

Executive Officer, Director and Consultant Payments: Initially to Dr. B. B. Sahay, James Flynn, James Silvester and L. Carl Jacobson	Aggregate monthly payments of $31,160 (plus approximate $4,500 in taxes and benefits) will be made to existing executives once a minimum of $500,000 is raised in this offering.	$392,260

Personnel Hiring: ● Buyers and Sales Representatives ● Director of Maintenance ● Director of Records ● Director of Quality Assurance ● Corp. General Staffing ● Warehouse Staffing ● Taxes and Benefits 20% ● G & A Expenses	Four (4) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$1,137,127

Acquisition of Spare Parts Inventories: ● Initial Cost Functions: Travel, audit and appraisal ● Purchases: Spare parts/engines ● Purchase Related Costs: Repair and overhaul of inventory/engines; delivery	Six (6) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$2,480,613

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We expect that sources of funding for the above listed milestones will be derived from this offering, the sale of spare parts and engines, aircraft sales commissions, consulting fees, engine leasing and additional debt and/or equity financings.

We can provide no assurances, however, that we will be able to successfully raise sufficient funds in the offering to begin to execute these plans, or to generate revenues from any of our designated business activities and development actions. Also, we cannot assure you that we will be able to raise additional capital or debt as and when needed on acceptable terms if at all.

We expect to generate future revenue from our aviation consultancy services and aircraft, aircraft spare parts and aircraft engine sales and leasing operations. Our management has developed relationships with existing air carriers and companies operating government contracts with the U.S. Department of Defense, U.S. Marshals Service and the Department of Homeland Security. The Company hopes to be able to harness those relationships its team has already cultivated in order to allow its management consulting services to gain traction. The Company has developed a unique capability and strategy in the leasing and buying of aircraft to support businesses on commercial or government contracts requiring dry (aircraft only) or wet (aircraft with crew, maintenance services and insurance) aircraft lease operations.

Our total revenues were zero and $90,000 for the six months ended September 30, 2018 and 2017, respectively. Our net loss for the six months ended September 30, 2018 was $(46,477), as compared to a net income of $19,632 for the six months ended September 30, 2017. The decrease in net income was due to loss of IT business development consulting services.

Results of Operations

Comparison for the six months ended September 30, 2018 and September 30, 2017

The following table sets forth key components of our results of operations during the six months ended September 30, 2018 and September 30, 2017.

	For the six months ended September 30, 2018 and 2017,		Change
	2018	2017	$	%
Revenue	$-	$90,000	$(90,000)	(100)
Cost of services	-	40,000	(40,000)	(100)
Operating expenses	46,477	20,668	25,809	125
Income (loss) from operations before income taxes	(46,477)	29,332	(75,809)	(258)
Tax Expense		9,700	(9,700)	(100)
Net income (loss) after income tax	$(46,477)	$19,632	$(66,109)	(337)

Revenue. Our revenues were zero for the six months ended September 30, 2018, and $90,000 for the six months ended September 30, 2017 for IT consulting services, as we are still developing our core business in aircraft spare parts sales and leasing operations and an aviation management consulting firm.

Cost of services. Our cost of services was zero for the six months ended September 30, 2018, and $40,000 for the six months ended September 30, 2017 relating to IT consulting services that did not occur during the first six months of 2018.

Operating expenses. Our operating expenses were $46,477 which represent cost of professional fees, corporate fees and taxes and other office expenses for the six months ended September 30, 2018, and $20,668 for the six months ended September 30, 2017. This increase in operating expenses was due to an increase in legal and audit fees.

Income (loss) before income taxes. We had loss before income taxes of $(46,477) for the six months ended September 30, 2018, and income of $19,632 for the six months ended September 30, 2017.

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Income tax expense (benefit). Income tax expense was zero for the six months ended September 30, 2018, and a tax expense of $9,700 for the six months ended September 30, 2017. For the six-month period ended September 30, 2018, no tax liability accrued due to the lack of IT Consulting Services revenue in 2018 compared to taxable income from these services in 2017.

Liquidity and Capital Resources

In order to implement the Company’s plan of operations for the next twelve (12) month period, we require a minimum of $500,000 of funding from this offering. We anticipate that after the initial twelve (12) month period we will need additional financing.

As of September 30, 2018, we had cash and cash equivalents of $2,238. To date, we have financed our operations primarily through loans from B.B. Sahay and the sale of our common stock.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow

	For the six months ended September 30,
	2018	2017
Net cash provided by (used in) operating activities	$(45,402)	$20,082
Net cash provided by (used in) financing activity	44,150	-
Net increase (decrease) in cash and cash equivalents	(1,252)	20,082
Cash at beginning of period	3,490	8,883
Cash at end of period	$2,238	$28,965

Operating Activities

Net cash is used to cover operating expenses such as accounting, auditing, legal, consultants, professional services, rent, telephone, licenses and taxes. Currently available working capital will not be adequate to sustain our operations at our current levels from the date of this filing through the next 12 months. We expect to satisfy our working capital requirements over the next 12 months through the sale of equity or debt securities. However, we do not have any commitment from any third party to invest in our company or otherwise acquire any of our equity or debt securities. Furthermore, even if we successfully raise sufficient capital to satisfy our needs over the next twelve (12) months, in the future, we will require additional cash resources due to changed business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Capital Expenditures

Capital expenditures for the fiscal years ended March 31, 2018 and 2017were $0 (zero dollars) and $0 (zero dollars), respectively.

Although we do not at this time have any specific material capital expenditures scheduled for fiscal year 2018, depending on the amount that we are able to raise in the offering, we may acquire one or more aircraft, aircraft engine and/or aircraft spare parts inventories or related aviation business assets.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

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Off Balance Sheet Arrangements

As of September 30, 2018 and March 31, 2018, we did not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The Company has entered into agreements with certain employees and contractors. The following is a complete list of those commitments as of September 30, 2018.

Employment Agreements with Dr. B.B. Sahay and Mr. James Flynn. These agreements as currently in effect include a base annual salary of $150,000 and $120,000 for Dr. Sahay and Mr. James Flynn, respectively. Both are also eligible for up to five (5) performance-based bonuses of $30,000 for Dr. Sahay (for a total of up to $150,000) and $20,000 for Mr. Flynn (for a total of up to $100,000). These salaries and bonuses are subject to the Company meeting certain funding and performance milestones.

Consulting Agreements with Dr. James L Sylvester, Dr. L. Carl Jacobsen and Ms. Danette Penenburgh. These engagement agreements as currently in effect include a base hourly rate of $125 for Dr. James L. Silvester, and a base hourly rate of $50 for each of Dr. L. Carl Jacobsen and Ms. Danette Penenburgh.

In May 2016, the Company entered into an agreement with Colors, a builder and real estate consultant in New Delhi, India. The terms of that agreement allow the Company to use shared office space at no cost until the Company is funded or begins to generate revenue from its projects in India. On August 4, 2017, a new agreement was signed with Colors, which extends the terms for another yearno cost until the Company is funded or begins to generate revenues from its projects in India.

We are negotiating an extension of the agreement for another year.

On May 9, 2016, the Company entered into an agreement with Mr. Nishant Goyal, an independent contractor, to serve as Director of Business Development in India. This agreement was revised on August 1, 2017. The Company has not determined the compensation for this position, since no revenues have been earned from its projects in India yet.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed thru his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa.

Financing Activities

As of six months ended September 30, 2018, the Company sold 9,150 shares of its common stock at the price of $1.00 per share for a total amount of $9,150, in its ongoing public offering pursuant to Regulation A. The Company filed a Form 1-A (SEC File No. 024-10786) with the SEC on December 29, 2017 and the offering was qualified by the SEC on July 17, 2018. Subsequently, since September 30, 2018, the Company has sold an additional 3,200 shares of its common stock in its Regulation A offering, at $1.00 per share, for an additional $3,200. The total amount raised to date in this Regulation A offering is $12,350.

Seasonality

We do not believe that our business will be subject to significant seasonal variations.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

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Revenue Recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) as of April 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process to achieve this core principle, which includes; (1) Identifying contracts with customers, (2) Identifying performance obligations within those contracts, (3) Determining the transaction price, (4) Allocating transaction price to the performance obligation in the contract, which may include an estimate of variable consideration, and (5) Recognizing revenue when or as each performance obligation is satisfied. The Company has not recognized any revenue for the six months ended September 30, 2018

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) in May 2014. ASU No. 2014-09 outlines a single, comprehensive revenue recognition model for revenue derived from contracts with customers and it supersedes the most current revenue recognition guidance. This includes current guidance that is industry-specific. Under ASU No. 2014-09, an entity recognizes revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company adopted this standard in fiscal year 2019. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2017, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of March 31, 2018 due to the Tax

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2018 remain subject to examination by major tax jurisdictions.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory,” or ASU 2016-16, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for annual reporting periods beginning after December 15, 2017 and for us in our first quarter of 2018. We do not believe the adoption of ASU 2016-16 will have a material impact on our financial statements

Deferred Taxes

In November 2015, the FASB issued Accounting Standards Update (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes, intended to improve how deferred taxes are classified on organizations’ balance sheets. ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will now be required to classify all deferred tax assets and liabilities as noncurrent. The pronouncement is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an interim or annual period. The adoption of ASU 2015-17 has not had a material impact on the Company’s consolidated financial statements.

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Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13, which modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 will be effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years and for us in our first quarter of 2021, and early adoption is permitted. We do not believe the adoption of ASU 2016-13 will have a material impact on our financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), or ASU 2016-02, which modifies lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and for us in our first quarter of 2019, and early adoption is permitted. We are currently evaluating the timing of its adoption and the impact of adopting ASU 2016-02 on our financial statements.

Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation” (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09, which simplifies certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification on the statement of cash flows. ASU 2016-09 will be effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 and for us in our first quarter of 2019, and early adoption is permitted. We do not believe the adoption of ASU 2016-09 will have a material impact on our financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

The accompanying semiannual unaudited financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s equity (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended March 31, 2018 included in the Company’s Offering Statement and filed with the SEC as part of its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended September 30, 2018 are not necessarily indicative of the results that can be expected for the year ending March 31, 2019.

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ASI AVIATION, INC

BALANCE SHEETS

(UNAUDITED)

	September 30, 2018	March 31, 2018
ASSETS

Current Assets:
Cash	$2,238	$3,490
Advances to employees	-	10,250
Total Current Assets	2,238	13,740

TOTAL ASSETS	$2,238	$13,740

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$10,390	$11,565
Accrued expenses	5,000	13,000
Shareholder loan	35,000	-
Total Current Liabilities	50,390	24,565

Commitments and Contingencies

Stockholders’ Deficit
Common stock, par value $0.0001, 100,000,000 authorized, 10,000,000 and 10,009,150 issued and outstanding as of March 31, 2018 and September 30, 2018 respectively	1,001	1,000
Additional paid in capital	9,149	-
Accumulated deficit	(58,302)	(11,825)
Total stockholders’ deficit	(48,152)	(10,825)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,238	$13,740

See accompanying notes to the unaudited financial statements

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ASI AVIATION, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the six months ended
	September 30, 2018	September 30, 2017
Revenue	$-	$90,000
Cost of services	-	40,000
Gross profit	-	50,000

Operating expenses:
Professional fees	31,822	14,500
Other expenses	14,655	6,168

Total operating expenses	46,477	20,668

Net income (loss) before taxes	(46,477)	29,332
Tax expense	-	9,700
Net income (loss) before taxes	$(46,477)	$19,632

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.00)	$0.00
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (BASIC AND DILUTED)	10,001,327	10,000,000

See accompanying notes to the unaudited financial statements

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ASI AVIATION, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Common stock		Additional paid in	Retained earnings (Accumulated	Total Stockholders’ equity
	Shares	Amount	capital	deficit)	(deficit)

Beginning balance, March 31, 2017	10,000,000	$1,000	$-	$5,883	$6,883
Net loss	-	-	-	(17,708)	(17,708)
Ending balance, March 31, 2018	10,000,000	1,000	-	(11,825)	(10,825)
Sale of common stock	9,150	1	9,149	-	9,150
Net loss	-	-	-	(46,477)	(46,477)
Ending balance, September 30, 2018	10,009,150	$1,001	$9,149	$(58,302)	$(48,152)

See accompanying notes to the unaudited financial statements

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ASI AVIATION, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2018	2017
Cash Flows From Operating Activities:
Net income (loss)	$(46,477)	$19,632
Changes in operating assets and liabilities:
Advances to shareholders	10,250	(10,250)
Accounts payable and accrued expenses	(9,175)	10,700
Net cash provided by (used in) operating activities	(45,402)	20,082

Cash Flows From Financing Activities:
Proceeds from related party loan	35,000	-
Proceeds from sale of stock	9,150	-
Net cash provided by financing activities	44,150

Net increase (decrease) in cash	(1,252)	20,082
Cash, beginning of year	3,490	8,883

Cash, end of period	$2,238	$28,965

See accompanying notes to the unaudited financial statements

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ASI AVIATION, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Note 1. Organization, History and Business

ASI Aviation, Inc. is a Nevada corporation (the “Company”), incorporated under the laws of the State of Nevada on December 29, 2015. The fiscal year-end of the Company is March 31. The business plan of the Company is to develop an aircraft and aircraft spare parts sales and leasing operation, as well as providing aviation management and business development consulting services to private and public companies/governments agencies. Also, the company plans to bid on the US federal and State government contracts for aviation services to expand its business in aviation sector. The Company will also be exploring potential acquisitions in the aviation industry.

Note 2. Going Concern

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history, has a net loss of $46,477 for the six months ended September 30, 2018, a working capital deficit of $48,152, and had an accumulated deficit of $58,302 as of September 30, 2018. Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) as of April 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process to achieve this core principle, which includes; (1) Identifying contracts with customers, (2) Identifying performance obligations within those contracts, (3) Determining the transaction price, (4) Allocating transaction price to the performance obligation in the contract, which may include an estimate of variable consideration, and (5) Recognizing revenue when or as each performance obligation is satisfied. The Company has not recognized any revenue for the six months ended September 30, 2018

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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ASI AVIATION, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (continued)

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory,” or ASU 2016-16, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for annual reporting periods beginning after December 15, 2017 and for us in our first quarter of 2018. We do not believe the adoption of ASU 2016-16 will have a material impact on our financial statements.

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2018 remain subject to examination by major tax jurisdictions.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2017, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of March 31, 2018 due to the Tax

Note 4. Related Party Transactions

During the six months ended September 30, 2018, the Chief Executive Officer extended various non-interest-bearing loans in the amount of $35,000. There is no formal written commitment for continued support of the Company by Dr. Sahay.

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ASI AVIATION, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (continued)

On December 29, 2015, the Company issued Brajnandan B. Sahay (founder) 10,000,000 common shares in exchange for $1,000 and during August and September 2018, the Company issued 9,150 shares at 1 dollar each for a total of $9,150

During May 1, 2017 thru June 9, 2017 Dr. Sahay took advances of $10,250 from the Company, and Dr. Sahay returned such advances on June 30,2018 in the form of incurred travel reimbursements and other professional fees.

Note 5. Common Stock

The holders of the Company’s common stock are entitled to one vote per share of common stock held.

As of six months ended September 30, 2018, the Company sold 9,150 shares of its common stock at the price of $1.00 per share for a total amount of $9,150, in its ongoing public offering pursuant to Regulation A. Subsequently, since September 30, 2018, the Company has sold an additional 3,200 shares of its common stock in its Regulation A offering, at $1.00 per share, for an additional $3,200. The total amount raised to date in this Regulation A offering is $12,350.

Note 6. Commitments and Contingencies

The Company has entered into agreements with certain employees and contractors. The agreements included various executive employment and consulting agreements.

The Company entered into two executive employment agreements which include a base annual salary of $150,000 and $120,000 for Dr. Sahay and James Flynn, respectively. Both are also eligible for up to five performance-based bonuses of $30,000 (for Dr. Sahay; a total of up to $150,000) and $20,000 (for Mr. Flynn; a total of $100,000). These salaries and bonuses are subject to funding and performance. No amounts are earned or owed under these agreements as of September 30, 2018 and March 31, 2018.

The Company entered into four consulting agreements which include a base hourly rate of $125 for Dr. James L. Silvester, $50 for Dr. L. Carl Jacobsen, $50 for Ms. Danette Peneburgh and a rate to be determined for Mr. Nishant Goyal. The base salary or commission for Mr. Nishant Goyal has not been determined yet. No amounts are earned or owed under these agreements as of September 30, 2018 and March 31, 2018.

In May 2016, the Company entered into an agreement with Colors, Indian builder and real estate consultant (“Colors”). The terms of that agreement allow the Company to use a shared office space at no cost until the Company is funded or begins to generate revenues from its projects in India. On August 4, 2017, a new agreement was signed with Colors, which extends the terms for another year at no cost until the company is funded or begins to generate revenues from its projects in India. We are negotiating an extension for another year for the same terms and conditions.

On May 9, 2016, the Company entered into an agreement with independent contractor Nishant Goyal and was effective on August 28, 2017 to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed thru his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa.

Note 7. Income Taxes

The Company files corporate income tax returns in the United States (federal), Virginia and Nevada. The Company is subject to federal, state and local income tax examinations by tax authorities through inception.

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

For the six months ended September 30, 2018 and 2017 we have recognized income tax expense (benefit) of $0 and $9,700, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. As of September 30, 2018 and March 31, 2018 our net deferred tax asset was $0 and $0, respectfully.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

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Item 4. Exhibits (Previously Filed)

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Bylaws (2)
3.1	Subscription Agreement of Brajnandan B. Sahay, dated December 29, 2015 (3)
4.1	Form of Regulation A Subscription Agreement (4)
6.1	Office Space Agreement with Colors Builders & Real Estate Consultants (4)
6.2	Executive Employment Agreement with B.B. Sahay, dated January 1, 2016 (4)
6.3	Affidavit of Understanding related to B.B. Sahay Employment Agreement, dated May 31, 2016 (4)
6.4	Executive Employment Agreement with James Flynn, dated January 1, 2016 (4)
6.5	Affidavit of Understanding related to James Flynn Employment Agreement, dated August 31, 2017 (4)
6.6	Revised Offer of Engagement, Chief Executive Officer, with James Silvester, dated December 22, 2017 (4)
6.7	Offer of Engagement, Vice President, Administration, with Dr. Carl Jacobsen, dated March 13, 2016 (4)
6.8	Offer of Engagement, Director of HR, Administration, with Danette Penenburgh, dated March 1, 2016 (4)
6.9	Revised Engagement Offer Letter with Nishant Goyal, dated August 1, 2017 (4)
6.10	Exclusive Mandate Agreement with ZAV Airways, dated December 18, 2017 (4)

(1)	Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(2)	Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(3)	Incorporated by reference to Exhibit 3.1 of the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on December 29, 2017.
(4)	Incorporated by reference to the indicated Exhibits attached to Amendment No. 1 to the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on February 26, 2018.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2019	ASI AVIATION, INC.

/s/ B.B. Sahay
	Name:	B.B. Sahay
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

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